Exhibit 99.3

February 11, 2008

LUMENIS SEEKS SHAREHOLDER APPROVAL OF
PROPOSED CLASS ACTION SETTLEMENT

Lumenis Ltd. announced today that it has scheduled a special general meeting of shareholders to seek approval and authorization, in accordance with the Israeli Companies Law, of a proposed settlement of the securities class action litigation that has been pending against the Company in the federal court in New York since 2002. Under the terms of the proposed settlement, which has been agreed to in principle by Lumenis and the lead plaintiffs on behalf of the class, a total of $20.1 million would be contributed to a settlement fund for the benefit of the class. While Lumenis itself would contribute a portion of this fund, the major portion would be paid on behalf of the defendants by the Company’s insurers.

Assuming shareholder approval is forthcoming, the settlement will still be subject to a number of conditions, including the execution and preliminary court approval of a definitive stipulation of settlement, and final court approval after there has been notice to the members of the class and a hearing as to the fairness of the proposed settlement. If the settlement is finally approved by the court, the class action litigation will be dismissed with prejudice against Lumenis and the former Lumenis officers and directors who have been named as defendants.

About Lumenis Ltd.
Lumenis is Israel’s largest medical device company with more than 1,000 employees worldwide. The Company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems. In December 2006, a group led by a private equity consortium LM Partners LP and Ofer Hi-Tech Group invested approximately $150 million in the Company.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.

Lumenis Ltd.
Yokneam Industrial Park
P.O.B. 240
Yokneam 20692, Israel
Tel. +972.4.959.9000
Fax. +972.4.959.9050
www.lumenis.com